SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 6, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on May 6, 2026.

Autonomous City of Buenos Aires, May 6th 2026.

To

CNV/BYMA/A3Mercados

Re.: Relevant Event.

Dear Sirs,

In connection with the relevant event of last April 30th regarding the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina for the payment of a dividend of AR $138,956,468,470, that expressed in constant currency as of February 28, 2026 amounts to AR $147,101,261,954, please be advised that on the date hereof the Board of Banco Macro S.A. resolved the payment of a cash dividend in 3 monthly, equal and non-cumulative instalments, according to the following preliminary schedule:

Instalment #	Available on (date)	Amount
1	May 19, 2026	$49,033,753,984.66
2	June 3, 2026	$49,033,753,984.66
3	July 7, 2026	$49,033,753,984.66

The relevant notice of payment shall include: i) the amount to be made available to the shareholders; ii) the amount per share; and iii) whether the dividend to be paid is subject to any kind of tax withholding.

Simultaneously with this notice, we publish the notice of payment of the first dividend instalment.

Sincerely,

Payment of Cash Dividend

We hereby inform to the Shareholders of Banco Macro S.A. that, pursuant to (i) the resolutions adopted by the General Shareholders’ Meeting held on April 8th 2026, (ii) Communique “A” 8410 authorizing the financial entities with authorization of the Central Bank of the Republic of Argentina to distribute dividends in 3 monthly, equal and non cumulative instalments, expressed in constant currency as of the date of the shareholders' meeting, (iii) the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina obtained last April 30th, and (iv) the resolutions adopted by the Board of Directors at the meeting held on May 6th 2026, Banco Macro S.A. shall make available and pay to its shareholders instalment No. 1 of the cash dividend of AR $ 49,033,753,984.66, (i.e., AR $ 76.6882980676 per share representing 7,668.8298% of the outstanding capital stock of AR $639,390,301).

Available as of 05/19/2026

Record date: 05/18/2026

As to the aggregate amount of dividends Banco Macro S.A. shall distribute, please be advised that such amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019.

Such cash dividend shall be made available as of the above stated date at Caja de Valores S.A. located in 25 de Mayo 362, Autonomous City of Buenos Aires, Mondays to Fridays from 10 AM to 3 PM.

Shareholders holding American Depositary Receipts (ADRs) shall receive the relevant dividend under the applicable depositary agreement through The Bank of New York Mellon, as depositary agent of such certificates’ underlying Class B Shares as of the relevant date under the rules applicable in the jurisdiction in which such ADRs of the Company are listed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 6, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer